AFLAC Incorporated Form 10-K

EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2003	2002	2001	2000	1999

Fixed charges:
Interest expense	$22,231	$19,809	$19,311	$19,252	$18,233
Rental expense deemed interest	514	531	451	600	558
Interest on investment-
type contracts	3,893	2,534	1,286	127	2

Total fixed charges	$26,638	$22,874	$21,048	$19,979	$18,793

Earnings before income tax	$1,225,112	$1,259,118	$1,080,535	$1,012,494	$778,367
Add back:
Fixed charges	26,638	22,874	21,048	19,979	18,793

Total earnings before income
tax and fixed charges	$1,251,750	$1,281,992	$1,101,583	$1,032,473	$797,160

Earnings before income
tax and fixed charges	47.0x	56.0x	52.3x	51.7x	42.4x

EXH 12-1